                                                               Robert C. Walters


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934



                                 STAFFMARK, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   852389-10-5
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of This Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                    [ ]     Rule 13d-1(b)

                    [X]     Rule 13d-1(c)

                    [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No. 852389-10-5                                          Page 2 of 5 Pages
-------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Robert C. Walters

-------------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group

                                                                        (a) [ ]

                                                                        (b) [X]
-------------------------------------------------------------------------------
3.       SEC USE ONLY


-------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         United Kingdom


-------------------------------------------------------------------------------

                        [       5.   Sole Voting Power -          1,036,434(2)
                        [       -----------------------------------------------
                        [
Number of Shares        [       6.   Shared Voting Power -          305,340(1)
Beneficially Owned      [       -----------------------------------------------
By Each Reporting       [
Person With             [       7.   Sole Dispositive Power -     1,036,434(2)
                        [       -----------------------------------------------

                                8.   Shared Dispositive Power -     305,340(1)
-------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,341,774(1)(2)

-------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares

         Not applicable.

-------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         4.4%(3)

-------------------------------------------------------------------------------
12.      Type of Reporting Person

         IN
-------------------------------------------------------------------------------


-----------------------

         (1) 305,340 shares are held by the R.W. Children's Trust of which Mr. Walters is a co-trustee, and Mr. Walters disclaims beneficial ownership of such shares.

         (2) Includes 1,115 shares subject to options which are currently exercisable.

         (3) Based on 29,464,951 shares of common stock outstanding as of December 31, 1999 and 1,078,699 options which are exercisable within 60 days of December 31, 1999.

                                  SCHEDULE 13G


CUSIP No. 852389-10-5                                          Page 3 of 5 pages
--------------------------------------------------------------------------------


Item 1(a).        Name of Issuer

                           StaffMark, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices

                           234 East Millsap Road
                           Fayetteville, Arkansas  72703

Item 2(a).        Name of Person Filing

                           Robert C. Walters

Item 2(b).        Address of Principal Business Office or, if None, Residence

                           32 Marryat Road
                           Wimbledon Village
                           London, England  SW195BD

Item 2(c).        Citizenship

                           United Kingdom

Item 2(d).        Title of Class of Securities

                           Common Stock, $.01 par value

Item 2(e).        CUSIP No.

                           852389-10-5

Item 3. If this statement is filed pursuant to Rule 13d-1(c), check this
        box.                                                                 [X]

                                  SCHEDULE 13G


CUSIP No. 852389-10-5                                          Page 4 of 5 pages
--------------------------------------------------------------------------------


Item 4.  Ownership

               (a)      Amount Beneficially Owned:  1,341,774 shares(1)(2)

               (b)      Percent of Class:  4.4%(3)

               (c)      Number of shares as to which such person has:

                        (i) sole power to vote or to direct the vote - 1,036,434(2)

                        (ii) shared power to vote or to direct the vote - 305,340(1)

                        (iii) sole power to dispose or to direct the disposition of - 1,036,434(2)

                        (iv) shared power to dispose or to direct the disposition of - 305,340(1)

Item 5.  Ownership of Five Percent or Less of a Class

               Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               Not Applicable.



------------------------

         (1) 305,340 shares are held by the R.W. Children's Trust of which Mr. Walters is a co-trustee, and Mr. Walters disclaims beneficial ownership of such shares.

         (2) Includes 1,115 shares subject to options which are currently exercisable.

         (3) Based on 29,464,951 shares of common stock outstanding as of December 31, 1999 and 1,078,699 options which are exercisable within 60 days of December 31, 1999.

                                  SCHEDULE 13G

CUSIP No. 852389-10-5                                          Page 5 of 5 pages
-------------------------------------------------------------------------------


Item 8.  Identification and Classification of Members of the Group

               Not Applicable.

Item 9.  Notice of Dissolution of Group

               Not Applicable.

Item 10. Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      February 11, 2000
                                      -------------------------------------
                                      Date


                                      /s/ Robert C. Walters
                                      -------------------------------------
                                      Robert C. Walters